Exhibit 99.1

Ordinary and Extraordinary General Meeting of Inventiva S.A.

Date: January 25, 2023
See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

PLEASE REFER TO THE REVERSE SIDE FOR THE FULL TEXT OF THE RESOLUTIONS

Agenda – Shareholders' Meeting of January 25, 2023

The Board of Directors recommends voting in favor for all resolutions except for resolution #11.

Ordinary General Meeting	For	Against	Abstain
1.	☐	☐	☐
Extraordinary General Shareholders' Meeting			
2.	☐	☐	☐
3.	☐	☐	☐
4.	☐	☐	☐
5.	☐	☐	☐
6.	☐	☐	☐
7.	☐	☐	☐
8.	☐	☐	☐
9.	☐	☐	☐
10.	☐	☐	☐
11.	☐	☐	☐
12.	☐	☐	☐
13.	☐	☐	☐
14.	☐	☐	☐
15.	☐	☐	☐
On an ordinary basis			
16.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here Please Date Above

Please Sign Here Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Ordinary and Extraordinary General Meeting of Inventiva S.A. to be held January 25, 2023

For Holders as of December 19, 2022

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 PM Eastern Time January 18, 2023.

OGM & EGM materials will be made available on the company's website as of January 4th, 2023 at www.inventivapharma.com

PROXY TABULATOR FOR
INVENTIVA S.A.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

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PROX Y TABULATO R FOR INVENTIV A S.A. P.O .. BO X 8016 CARY , N C 27512 - 9903 Inventiva S.A. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 PM Eastern Time January 18, 2023) The undersigned Holder of American Depositary Receipts (“Receipts”) of Inventiva S.A. (the “Company”) hereby requests and instructs The Bank of New York Mellon, as Depositary, to vote or cause to be voted the number of ordinary shares represented by such Receipt(s) of the Company, registered in the name of the undersigned on the books of the Depositary as of the close of business December 19, 2022 at the Ordinary and Extraordinary General Meeting of Shareholders to be held on January 25, 2023. Notes: 1. Please direct the Depositary how to vote by placing an X in the box opposite the resolutions on the reverse side. 2. If no instructions are received, a discretionary proxy will be given to a person designated by the Company. A GEN D A Reading of the reports of the Board of Directors and the Statutory Auditor; Ordinary items 1. Ratification of the appointment (cooptation) of Ms. Lucy Lu to replace a resigning Director; Extraordinary items 2. Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, with shareholders’ preemptive subscription rights maintained; 3. Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, without shareholders’ preempt ive subscription rights, by way of public offerings, excluding offers referred to in Article L.411 - 2 1° of the French Code monétaire et financier; 4. Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, without shareholders’ preempt ive subscription rights, by way of public offerings referred to in Article L.411 - 2 1° of the French Code monétaire et financier; 5. Authorization to the Board of Directors to set the issuance price on the capital increases by way of public offerings, without shareholders’ preemptive rights, pursuant to the terms and conditions set by the General Shareholders’ Meeting, and up to the limit of 10% of the share capital; 6. Delegation of authority to the Board of Directors to increase the share capital of the company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, reserved for certain specific categories of beneficiaries, without shareholders’ preemptive subscription rights; 7. Delegation of authority to the Board of Directors to increase the share capital of the company by issuance of ordinary shares, immediately or in the future, reserved for certain specific categories of beneficiaries meeting specific characteristics within the framework of an equity financing agreement on the US market called “At - the - market” or “ATM”, without shareholders’ preemptive subscription rights; 8. Authorization to the Board of Directors to increase the number of securities to be issued as part of share capital increases with or without shareholders’ preemptive subscription rights; 9. Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares and securities giving access to the share capital of the Company, immediately or in the future, as part of a public exchange offer initiated by the Company; 10. Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, in consideration for contributio ns in kind up to a maximum of 10% of the share capital, excluding the case of a public exchange offer initiated by the Company; 11. Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares o r securities giving access to the share capital of the Company immediately or in the future by the company reserved for members of a company savings plan to be set up by the Company under the conditions provided for in Article L.3332 - 18 et seq. of the French Code du travail, without shareholders’ preferential subscription rights; 12. Delegation of authority to the Board of Directors to increase the share capital of the Company by incorporating reserves, profit s or premiums; 13. Authorization to the Board of Directors to grant free shares to employees and/or certain corporate officers; 14. Authorization to the Board of Directors to grant share subscription and/or share purchase options to corporate officers and employees of the Company or companies of the group, entailing the waiver by shareholders of their preferential rights to subscribe for shares issued following the exercise of stock options; 15. Delegation of authority to the Board of Directors to decide on the issue of share subscription warrants, without shareholders’ preemptive subscription rights, to the benefit of categories of persons; On an ordinary basis 16. Power for formalities.